Exhibit 9.01A

Report of Independent Registered Public Accounting Firm

Berry, Dunn, McNeil & Parker

To the Board of Directors and Shareholders

First National Lincoln Corporation

We have audited the accompanying consolidated balance sheets of FNB Bankshares and Subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of FNB Bankshares and Subsidiary as of December 31, 2004 and 2003, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the three-year period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ Berry, Dunn, McNeil & Parker

Bangor, Maine

February 8, 2005

Consolidated Balance Sheets

FNB Bankshares and Subsidiary

As of December 31,	2004	2003
Assets
Cash and due from banks	$8,007,000	$9,511,000
Federal funds sold	-	5,700,000
Total cash and cash equivalents	8,007,000	15,211,000
Securities available for sale	24,473,000	32,940,000
Securities to be held to maturity, fair value of $418,000 at December 31, 2004, and $483,000 at December 31, 2003	415,000	480,000
Other investment securities	1,936,000	1,936,000
Loans held for sale at cost	179,000	1,061,000
Loans	185,637,000	161,127,000
Less allowance for loan losses	2,005,000	1,989,000
Net loans	183,632,000	159,138,000
Accrued interest receivable	1,189,000	1,252,000
Premises and equipment	4,757,000	3,396,000
Other assets	4,713,000	4,220,000
Total assets	$229,301,000	$219,634,000
Liabilities
Demand deposits	$29,167,000	$30,243,000
NOW deposits	45,943,000	43,608,000
Money market deposits	16,919,000	18,388,000
Savings deposits	46,520,000	44,165,000
Certificates of deposit	40,532,000	40,251,000
Certificates of deposit $100,000 or more	10,079,000	9,057,000
Total deposits	189,160,000	185,712,000
Borrowed funds	20,929,000	16,607,000
Other liabilities	2,015,000	1,992,000
Total liabilities	212,104,000	204,311,000
Commitments and contingent liabilities (notes 6, 13,14, 16 and 18)
Shareholders’ equity
Common stock, eighty cents par value	839,000	900,000
Additional paid-in capital	456,000	813,000
Retained earnings	15,604,000	14,514,000
Accumulated other comprehensive income
Net unrealized gain on securities available for sale, net of tax of $154,000 in 2004 and $131,000 in 2003	298,000	254,000
Treasury stock, at cost, 79,728 shares in 2003	-	(1,158,000)
Total shareholders’ equity	17,197,000	15,323,000
Total liabilities and shareholders’ equity	$229,301,000	$219,634,000

Common stock
Number of shares authorized	2,000,000	2,000,000
Number of shares issued	1,048,814	1,125,000
Number of shares outstanding	1,048,814	1,045,272
Book value per share	$16.40	$14.66
Share and per share data have been adjusted to reflect the three-for-one stock split in the form of a 200% stock dividend payable April 2, 2004, to shareholders of record on March 22, 2004
The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Income

FNB Bankshares and Subsidiary

Years ended December 31,	2004	2003	2002
Interest and dividend income
Interest and fees on loans	$9,924,000	$9,393,000	$9,938,000
Interest on deposits with other banks	1,000	1,000	1,000
Interest and dividends on investments (includes tax-exempt income of $344,000 in 2004, $336,000 in 2003, and $370,000 in 2002)	1,205,000	1,130,000	1,562,000
Total interest and dividend income	11,130,000	10,524,000	11,501,000
Interest expense
Interest on deposits	2,242,000	2,380,000	2,935,000
Interest on borrowed funds	283,000	313,000	717,000
Total interest expense	2,525,000	2,693,000	3,652,000
Net interest income	8,605,000	7,831,000	7,849,000
Provision for loan losses	180,000	360,000	722,000
Provision for losses on loan commitments	-	50,000	100,000
Net interest income after provision for loan losses	8,425,000	7,421,000	7,027,000
Non-interest income
Fiduciary and investment management income	692,000	556,000	484,000
Service charges on deposit accounts	878,000	561,000	539,000
Net realized gain on securities available for sale	-	-	2,000
Mortgage origination and servicing income	246,000	311,000	178,000
Other operating income	2,265,000	2,219,000	1,786,000
Total non-interest income	4,081,000	3,647,000	2,989,000
Non-interest expense
Salaries and employee benefits	4,462,000	4,180,000	4,207,000
Occupancy expense	665,000	686,000	622,000
Furniture and equipment expense	462,000	465,000	502,000
Net realized loss on securities available for sale	-	1,000	-
Other operating expenses	3,600,000	2,989,000	2,713,000
Total non-interest expense	9,189,000	8,321,000	8,044,000
Income before income taxes	3,317,000	2,747,000	1,972,000
Income tax expense	867,000	728,000	495,000
Net income	$2,450,000	$2,019,000	$1,477,000
Earnings per common share:
Basic earnings per share	$2.34	$1.92	$1.40
Diluted earnings per share	2.18	1.86	1.37
Cash dividends declared per share	0.63	0.47	0.37
Weighted average number of shares outstanding	1,046,434	1,050,145	1,052,618
Incremental shares	78,083	35,965	22,762
Share and per share data have been adjusted to reflect the three-for-one stock split in the form of a 200% stock dividend payable April 2, 2004, to shareholders of record on March 22, 2004
The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Changes in Shareholders' Equity

FNB Bankshares and Subsidiary

Years ended December 31, 2004, 2003 and 2002	Number of common shares	Common stock	Additional paid-in capital	Retained earnings	Net unrealized gain (loss) on securities available for sale	Treasury stock	Total shareholders’ equity
Balance at December 31, 2001	1,052,979	$ 900,000	$511,000	$ 11,894,000	$ (112,000)	$(707,000)	$ 12,486,000
Net income	-	-	-	1,477,000	-	-	1,477,000
Net unrealized gain on securities available for sale, net of taxes	-	-	-	-	382,000	-	382,000
Comprehensive income	-	-	-	1,477,000	382,000	-	1,859,000
Cash dividends declared	-	-	-	(386,000)	-	-	(386,000)
Treasury stock purchases	(999)	-	-	-	-	(12,000)	(12,000)
Treasury stock sold	3,186	-	-	-	-	28,000	28,000
Balance at December 31, 2002	1,055,166	900,000	511,000	12,985,000	270,000	(691,000)	13,975,000
Net income	-	-	-	2,019,000	-	-	2,019,000
Net unrealized loss on securities available for sale, net of tax benefit	-	-	-	-	(16,000)	-	(16,000)
Comprehensive income	-	-	-	2,019,000	(16,000)	-	2,003,000
Cash dividends declared	-	-	-	(490,000)	-	-	(490,000)
Treasury stock purchases	(54,000)	-	-	-	-	(881,000)	(881,000)
Treasury stock sold	44,106	-	302,000	-	-	414,000	716,000
Balance at December 31, 2003	1,045,272	900,000	813,000	14,514,000	254,000	(1,158,000)	15,323,000
Net income	-	-	-	2,450,000	-	-	2,450,000
Net unrealized gain on securities available for sale, net of taxes	-	-	-	-	44,000	-	44,000
Comprehensive income	-	-	-	2,450,000	44,000	-	2,494,000
Cash dividends declared	-	-	-	(660,000)	-	-	(660,000)
Treasury stock sold	3,542	2,000	(2,000)	29,000	-	11,000	40,000
Retirement of treasury stock	-	(63,000)	(355,000)	(729,000)	-	1,147,000	-
Balance at December 31, 2004	1,048,814	$ 839,000	$456,000	$ 15,604,000	$298,000	$ -	$ 17,197,000
Share and per share data have been adjusted to reflect the three-for-one stock split in the form of a 200% stock dividend payable April 2, 2004, to shareholders of record on March 22, 2004
The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Cash Flows

FNB Bankshares and Subsidiary

For the years ended December 31,	2004	2003	2002

Net income	$2,450,000	$2,019,000	$1,477,000
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	415,000	378,000	428,000
Deferred income taxes	66,000	-	104,000
Provision for loan losses	180,000	360,000	722,000
Net change in loans originated for resale	882,000	166,000	(326,000)
Net (gain) loss on sale or call of securities available for sale	-	1,000	(2,000)
Net loss on sale of other real estate owned	-	-	2,000
Net change in other assets and accrued interest receivable	(531,000)	(759,000)	447,000
Net change in other liabilities	27,000	263,000	13,000
Net amortization of premiums on investments	220,000	201,000	353,000
Net cash provided by operating activities	3,709,000	2,629,000	3,218,000
Cash flows from investing activities:
Proceeds from sales, maturities, and calls of securities available for sale	15,262,000	52,151,000	22,902,000
Proceeds from maturities and calls of securities to be held to maturity	65,000	65,000	60,000
Proceeds from sales of other real estate owned	-	-	158,000
Purchases of securities available for sale	(6,971,000)	(55,162,000)	(24,459,000)
Net increase in loans	(24,643,000)	(12,191,000)	(9,401,000)
Purchase of life insurance policies	-	(3,000,000)	-
Capital expenditures	(1,776,000)	(799,000)	(113,000)
Net cash used in investing activities	(18,063,000)	(18,936,000)	(10,853,000)
Cash flows from financing activities:
Net increase in demand deposits, savings, and money market accounts	2,145,000	23,759,000	21,469,000
Net increase (decrease) in certificates of deposit	1,303,000	(135,000)	2,696,000
Advances on long-term borrowings	-	8,000,000	5,000,000
Repayments on long-term borrowings	-	(8,355,000)	(14,367,000)
Net increase (decrease) in short-term borrowings	4,322,000	(660,000)	(5,515,000)
Purchase of treasury stock	-	(881,000)	(12,000)
Proceeds from sale of treasury stock	40,000	716,000	28,000
Dividends paid	(660,000)	(490,000)	(386,000)
Net cash provided by financing activities	7,150,000	21,954,000	8,913,000
Net increase (decrease) in cash and cash equivalents	(7,204,000)	5,647,000	1,278,000
Cash and cash equivalents at beginning of year	15,211,000	9,564,000	8,286,000
Cash and cash equivalents at end of year	$8,007,000	$15,211,000	$9,564,000

Interest paid	$2,509,000	$2,734,000	$3,707,000
Income taxes paid	$729,000	$858,000	$463,000
Non-cash transactions:
Loans transferred from other real estate owned (net)	$-	$-	$160,000
Net change in unrealized gain (loss) on available for sale securities	$44,000	$(16,000)	$382,000
The accompanying notes are an integral part of these consolidated financial statements

Notes to Consolidated Financial Statements

FNB Bankshares and Subsidiary

Nature of Business

The Company provides a full range of banking services to individual and business customers in Down East Maine. The Company is subject to the regulations of certain federal agencies and undergoes periodic examinations by those regulatory authorities.

NOTE 1.	Summary of Significant Accounting Policies

The accounting and reporting policies of FNB Bankshares and Subsidiary conform to generally accepted accounting principles and to general practice within the banking industry. The following is a description of the significant policies.

Principles of Consolidation

The consolidated financial statements include the accounts of FNB Bankshares (the Company) and its wholly-owned subsidiary, First National Bank of Bar Harbor (the Bank). All significant intercompany balances have been eliminated in consolidation.

Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires a company to disclose certain income statement and balance sheet information by operating segment. Since the Company's operations include only its banking and financing activities, no additional disclosures are required by the Statement.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and the carrying value of real estate owned, management obtains independent appraisals for significant properties.

Investment Securities

The Company's accounting policies for investment securities are as follows:

Securities Available for Sale

Securities available for sale consist primarily of debt securities that the Company anticipates could be available for sale in response to changes in market interest rates, liquidity needs, changes in funding sources and other similar factors. These assets are specifically identified and are carried at fair value. Unrealized holding gains and losses for these assets are reported as a net amount in a separate component of shareholders' equity, net of deferred income taxes. When a decline in fair value is considered other than temporary, the loss is recognized in the consolidated statements of income, resulting in the establishment of a new cost basis for the security.

The components of unrealized holding gains and losses and related tax effects are as follows:

	2004	2003	2002
Unrealized holding gains (losses) on available for sale securities	$ 67,000	(24,000)	580,000
Reclassification adjustment for (gains) losses realized in income	-	1,000	(2,000)
Net unrealized gains (losses)	67,000	(23,000)	578,000
Tax effect	(23,000)	7,000	(196,000)
Net-of-tax amount	$ 44,000	(16,000)	382,000

Gains and losses on the sale of securities available for sale are determined using the specific identification method.

Securities to be Held to Maturity

Securities to be held to maturity consist of debt securities that the Company has the positive intent and ability to hold until maturity. These securities are carried at amortized cost. When a decline in fair value is considered other than temporary, the loss is recognized in the consolidated statements of income, resulting in the establishment of a new cost basis for the security.

Other Investment Securities

Other investment securities consist of Federal Home Loan Bank (FHLB) stock and Federal Reserve Bank stock. These securities are carried at cost.

Premiums and Discounts

Premiums are amortized and discounts are accreted using methods approximating the interest method.

Loans Held for Sale

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future, or until maturity or pay-off, are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans.

Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

Interest on loans is accrued and credited to income based on the principal amount outstanding. Loans 30 days or more past due are considered delinquent. The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income, unless management is satisfied the loan is well secured and the accrued interest is collectible. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

The allowance for loan losses is increased by charges to income and decreased by charge-offs, net of recoveries. Loans deemed uncollectible are charged to the allowance. Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Loan Servicing

The cost of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on loan type, investor type and interest rate. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value. Mortgage servicing rights are not material to the financial statements.

Foreclosed Real Estate

Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in loss on foreclosed real estate. The historical average holding period for such properties is six months.

Income Taxes

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Premises and Equipment

Land is carried at cost. Bank premises, furniture and equipment, and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed principally by the straight-line method over the estimated useful lives of the assets.

Stock Options

The Company established a stock option plan in 2001. Under the plan, the Company may grant options to its employees, directors and others for up to 162,924 shares of common stock on a post-split basis. Both incentive stock options and non-qualified stock options may be granted under the plan. The exercise price of each option is determined by the Board of Directors, but shall in no instance be less than the fair market value on the date of grant. An option's maximum term is ten years.

The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for the stock option plan. Accordingly, no compensation cost has been recognized. The following table illustrates the effect on net income if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	Years ended December 31
	2004	2003	2002
Net income, as reported	$2,450,000	2,019,000	1,477,000
Less total stock-based employee compensation expense determined under fair value based method of all awards, net of related tax effects	(22,000)	(15,000)	(13,000)
Pro forma net income	$2,428,000	2,004,000	1,464,000

The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yield of 3%, risk-free interest rate of 5% and expected lives of 2.5 years. There were no options granted in 2004.

Treasury Stock

A revision to the Maine Business Corporation Act requires that stock reacquired by a corporation be classified as "authorized but unissued", effectively eliminating a corporation's ability to hold treasury stock. In order to recognize the effect of the revision, the Company retired its treasury stock as of June 30, 2004. The 78,403 shares so retired are available for reissuance as authorized, but unissued shares.

Off-Balance-Sheet Financial Instruments

In the ordinary course of business the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the consolidated financial statements when they are funded.

Earnings per Share

Basic earnings per share data are based on the weighted average number of common shares outstanding during each year. Diluted earnings per share gives effect to the stock options outstanding, determined by the treasury stock method. The Company declared a 3-for-1 split of outstanding common stock in March 2004, effected in the form of a dividend. Earnings and cash dividends per share and information regarding shares outstanding have been retroactively restated to reflect the stock split.

Fair Values of Financial Instruments

The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

Cash and cash equivalents. The carrying amounts of cash and cash equivalents approximate their fair value.

Investment securities. Fair values for securities, excluding restricted equity securities, are based on quoted market prices. The carrying values of other investment securities approximate fair values.

Mortgage loans held for sale. Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices.

Loans receivable. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for other loans receivable are estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings.

Accrued interest. The carrying amounts of accrued interest approximate their fair values.

Life insurance contracts. The fair value of life insurance contracts is equal to their contractual cash surrender values.

Mortgage servicing rights. The fair value of mortgage servicing rights is based on market quotes for comparable instruments.

Deposit liabilities. The fair values disclosed for demand, savings and NOW deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money-market accounts and certificates of deposit (CDs) approximate their fair values at the reporting date. Fair values for fixed-rate CDs are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-term borrowings. The carrying amounts of borrowings under repurchase agreements maturing within 90 days approximate their fair values.

Other borrowed funds. The fair values of other borrowed funds are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Off-balance-sheet instruments. The Company's off-balance-sheet instruments consist of loan commitments. Fair values for loan commitments have not been presented as the future revenue derived from such financial instruments is not significant.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year's presentation.

NOTE 2.	Cash and Due from Banks

The Federal Reserve Board requires the Company to maintain a target reserve balance. The amount of this reserve balance as of December 31, 2004 was $100,000. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk with respect to these accounts.

NOTE 3.	Investment in Securities

Debt securities have been classified in the consolidated balance sheets according to management's intent. The carrying amounts of securities and their approximate fair values at December 31 were as follows:

		Gross	Gross	Approximate
	Amortized	Unrealized	Unrealized	Fair
December 31, 2004	Cost	Gains	Losses	Value
Securities available for sale
U.S. Treasury and government agency securities	$6,605,000	1,000	(12,000)	6,594,000
Collateralized mortgage obligations and other mortgage-backed securities	10,480,000	97,000	(38,000)	10,539,000
Obligations of states and political subdivisions	6,936,000	413,000	(9,000)	7,340,000
	$24,021,000	511,000	(59,000)	24,473,000
Securities to be held to maturity
Obligations of states and political subdivisions	$ 415,000	3,000	-	418,000

		Gross	Gross	Approximate
	Amortized	Unrealized	Unrealized	Fair
December 31, 2003	Cost	Gains	Losses	Value
Securities available for sale
U.S. Treasury and government agency securities	$12,517,000	15,000	(12,000)	12,520,000
Collateralized mortgage obligations and other mortgage-backed securities	13,080,000	141,000	(47,000)	13,174,000
Obligations of states and political subdivisions	6,958,000	305,000	(17,000)	7,246,000
	$32,555,000	461,000	(76,000)	32,940,000
Securities to be held to maturity
Obligations of states and political subdivisions	$ 480,000	3,000		483,000

The scheduled maturities of debt securities at December 31, 2004 were as follows:

	Securities		Securities
	available for sale		to be held to maturity
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
Due in 1 to 5 years	$ -	-	60,000	60,000
Due in 5 to 10 years	6,144,000	6,182,000	355,000	358,000
Due in more than 10 years	7,397,000	7,751,000	-	-
Collateralized mortgage obligations and other mortgage-backed securities	10,480,000	10,539,000
	$24,021,000	24,472,000	415,000	418,000

Some securities have provisions whereby they may be called prior to their scheduled maturity dates.

Unrealized losses relate to available for sale securities and are all considered to be temporary. Classification of securities with unrealized losses based on the length of time they have been in a continual loss position as of December 31, 2004 is as follows:

	Less than 12 months		12 months or longer		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
U.S. Treasury and government agency securities	$4,588,000	(12,000)	-	-	4,588,000	(12,000)
Collateralized mortgage obligations and other mortgage-backed securities	2,919,000	(9,000)	2,137,000	(29,000)	5,056,000	(38,000)
Obligations of states and political subdivisions	282,000	(1,000)	292,000	(8,000)	574,000	(9,000)
	$7,789,000	(22,000)	2,429,000	(37,000)	10,218,000	(59,000)

Securities carried at approximately $21,651,000 and $20,255,000 at December 31, 2004 and 2003, respectively, were pledged to secure public funds, trust deposits and securities sold under agreements to repurchase, and for other purposes required or permitted by law.

NOTE 4.	Loans Receivable

The components of loans in the consolidated balance sheets were as follows:

	2004	2003
Commercial	$ 28,700,000	28,819,000
Real estate construction	9,941,000	9,272,000
Commercial real estate	89,290,000	75,531,000
Residential real estate	49,532,000	39,578,000
Consumer loans	8,083,000	7,865,000
Subtotal	185,546,000	161,065,000
Net deferred loan costs	91,000	62,000
Allowance for loan losses	(2,005,000)	(1,989,000)
	$ 183,632,000	159,138,000

An analysis of the change in the allowance for loan losses follows:

	2004	2003	2002
Balance at beginning of year	$1,989,000	1,700,000	1,655,000
Loans charged off	(324,000)	(107,000)	(945,000)
Recoveries on loans	160,000	36,000	268,000
Net loans charged off	(164,000)	(71,000)	(677,000)
Provision for loan losses	180,000	360,000	722,000
Balance at end of year	$2,005,000	1,989,000	1,700,000

The following is a summary of information pertaining to impaired loans:

	2004	2003	2002
Impaired loans without a valuation allowance	$ 387,000	705,000	704,000
Impaired loans with a valuation allowance	165,000	142,000	431,000
Total impaired loans	$ 552,000	847,000	1,135,000
Valuation allowance related to impaired loans	$ 165,000	29,000	60,000
Average investment in impaired loans	$ 966,000	801,000	2,385,000
Interest income recognized on impaired loans	$7,000	7,000	31,000
Interest income recognized on a cash basis on impaired loans	$6,000	2,000	14,000

No additional funds are committed to be advanced in connection with impaired loans.
At December 31, loans 90 days or more past due and still accruing, and loans on nonaccrual status, were as follows:

	2004		2003
	Past due 90 days		Past due 90 days
	or more and		or more and
	still accruing	Nonaccrual	still accruing	Nonaccrual
Real estate - All other loans secured by 1-4 family residential properties	$ 38,000	85,000	38,000	215,000
Installment	42,000	15,000	-	-
Student	247,000	-	257,000	-
Commercial (time and demand) and all other loans	21,000	287,000	29,000	490,000
	$ 348,000	387,000	324,000	705,000

The Company's lending activities are conducted primarily in northeastern coastal Maine. The Company grants single family and multi-family residential loans, commercial real estate loans, commercial loans, and a variety of consumer loans. In addition, the Company grants loans for the construction of residential homes, multi-family properties and commercial real estate properties. Most loans granted by the Company are either collateralized by real estate or guaranteed by federal and local governmental authorities. The ability and willingness of the single family residential and consumer borrowers to honor their repayment commitments is generally dependent on the level of overall economic activity within the borrowers' geographical areas and real estate values. The ability and willingness of commercial real estate, commercial and construction loan borrowers to honor their repayment commitments is generally dependent on the health of the real estate economic sector of the borrowers' geographical areas and general economy.

A substantial portion of the Company's loan portfolio is comprised of loans made to borrowers in tourist-related industries. Thus, the ultimate collectibility of these loans could be dependent on the state of the industry. Loans outstanding to borrowers in tourist-related industries amounted to approximately $28,381,000 and $24,437,000 at December 31, 2004 and 2003, respectively.

NOTE 5.	Loan Servicing

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others was $71,215,000, $58,200,000 and $35,250,000 at December 31, 2004, 2003 and 2002, respectively.

Net gains on sales of loans were $284,000 for 2004, $413,000 for 2003 and $157,000 for 2002.

NOTE 6.	Premises and Equipment

Components of premises and equipment included in the consolidated balance sheets at December 31, 2004 and 2003 were as follows:

	2004	2003
Cost
Land	$515,000	250,000
Bank premises	4,903,000	3,323,000
Construction in progress	-	568,000
Furniture and equipment	4,325,000	3,864,000
Leasehold improvements	83,000	128,000
Total cost	9,826,000	8,133,000
Less accumulated depreciation	5,069,000	4,737,000
	$ 4,757,000	3,396,000

Certain Bank facilities and equipment are leased under various operating leases. Rental expense was $132,000 in 2004, $140,000 in 2003, and $138,000 in 2002.

Future minimum rental commitments under non-cancelable leases are:

2005	$114,000
2006	117,000
2007	120,000
2008	100,000
Thereafter	113,000
$564,000

NOTE 7.	Deposits

The aggregate amount of certificates of deposit, each with a minimum denomination of $100,000, was $10,079,000 and $9,057,000 at December 31, 2004 and 2003, respectively. At December 31, 2004, the scheduled maturities of certificates of deposit are as follows:

2005	$25,867,000
2006	11,217,000
2007	9,510,000
2008	1,465,000
2009	2,434,000
2010	-
2011	118,000
Total	$50,611,000

NOTE 8.	Borrowed Funds

Securities sold under agreements to repurchase generally mature within one to four days from the transaction date. All repurchase agreements are fully collateralized by government-backed securities. Other borrowed funds consist of Federal Home Loan Bank (FHLB) advances and treasury, tax and loan deposits. Treasury, tax and loan deposits, which total $500,000 at December 31, 2004 and $50,000 at December 31, 2003, generally are repaid upon notification by the U.S. Treasury.

Information concerning securities sold under agreements to repurchase is summarized as follows.

	2004	2003
Average balance during the year	$10,309,000	$ 9,392,000
Average interest rate during the year	1.01%	1.20%
Maximum month-end balance during the year	13,229,000	14,057,000

At December 31, 2004 and 2003, the Bank had credit lines available of $5,000,000 and $2,000,000 from FHLB and Key Bank, respectively.

The Company is required to own stock of FHLB in order to borrow from FHLB. FHLB advances are collateralized by a pledge of certain mortgage and other loans with a carrying value of $31,534,000 at December 31, 2004 and a lien on the Company's FHLB stock of $1,896,000 at December 31, 2004, which is included in other investment securities in the consolidated balance sheets.

A summary of borrowings from FHLB at December 31, 2004 and 2003 is as follows:

	Interest Rate	Amount
December 31, 2004 fixed advances	4.98% - 6.54%	$2,500,000
December 31, 2003 fixed advances	4.98% - 6.54%	$2,500,000

Maturities of FHLB borrowings are as follows:

2005	$ 500,000
2009	2,000,000
2,500,000

NOTE 9.	Other Operating Income and Expense

Amounts included in other operating income and expense that individually exceed 1% of total interest and noninterest income are as follows:

	2004	2003	2002
Other operating income
Merchant card processing fees	$ 1,170,000	1,070,000	976,000
Other operating expense
Credit card interchange and other expenses	1,316,000	1,102,000	949,000
Item processing fees	260,000	266,000	269,000
Publicity and advertising	284,000	216,000	131,000

NOTE 10.	Income Taxes

The provision for income taxes consisted of the following for the years ended December 31:

	2004	2003	2002
Current tax provision
Federal	$758,000	688,000	360,000
State	43,000	40,000	31,000
	801,000	728,000	391,000
Deferred federal	66,000	-	104,000
	$867,000	728,000	495,000

The actual tax expense differs from the expected tax expense (computed by applying the applicable U.S. Federal corporate income tax rate to income before income taxes) as follows:

	2004	2003	2002
Expected tax expense	$1,128,000	934,000	671,000
Non-taxable income	(257,000)	(231,000)	(223,000)
State income taxes, net	28,000	25,000	20,000
Other	(32,000)	-	27,000
	$867,000	728,000	495,000

Management expects the Company will realize all deferred income tax benefits to offset the income tax liabilities arising from the reversal of taxable temporary differences and taxable income generated in future years. Accordingly, the Company has not established a valuation allowance for deferred income tax benefits.

Items that give rise to the deferred income tax assets and liabilities and the tax effect of each at December 31, 2004 and 2003 are as follows:

	2004	2003
Allowance for loan losses	$609,000	571,000
Deferred loan fees	(56,000)	(51,000)
Post-retirement benefits	390,000	387,000
Accelerated tax depreciation	(244,000)	(183,000)
Unrealized gain on securities available for sale	(154,000)	(131,000)
Accrued interest on nonperforming loans	9,000	15,000
Other assets	1,000	4,000
Other liabilities	(120,000)	(203,000)
Net deferred income tax asset	$435,000	409,000

These amounts are included in other assets on the consolidated balance sheets.

NOTE 11.	Pension and Other Postretirement Benefits

The Company has a defined contribution pension plan for its employees. Contributions under the Plan totaled $124,000, $155,000 and $149,000 for 2004, 2003 and 2002, respectively.

In addition to providing pension benefits, the Company provides certain life insurance and health insurance benefits on an unfunded basis for certain retired employees.

Components of the net periodic benefit cost of this plan were as follows:

For the years ended December 31,	2004	2003	2002
Service cost	$ 9,000	9,000	8,000
Interest cost	90,000	90,000	85,000
Net amortization	17,000	17,000	(6,000)
Net periodic benefit cost	$ 116,000	116,000	87,000
Other information regarding this plan is as follows:
Employer contribution	$ 106,000	106,000	83,000
Weighted average assumptions as of December 31:
Discount rate used to determine benefit obligation	6.75%	6.75%	7.25%
Discount rate used to determine benefit cost	6.75%	7.25%	7.25%

The following table sets forth the accumulated postretirement benefit obligation and net periodic pension cost:

At December 31,	2004	2003
Change in benefit obligation
Benefit obligation, beginning of year	$ 1,386,000	1,380,000
Service cost	9,000	9,000
Interest cost	90,000	90,000
Benefits paid	(106,000)	(106,000)
Actuarial loss	13,000	13,000
Accumulated benefit obligation, end of year	1,392,000	1,386,000
Unrecognized net loss	(246,000)	(249,000)
Accrued postretirement benefit cost	$ 1,146,000	1,137,000

The health care cost trend rate assumption for the 2004 valuation decreased gradually from 7.5% for 2005 to 4.5% by 2013. A one-percentage-point change (increase and decrease) in assumed health care cost trend rates would have the following effects:

	Increase	Decrease
Effect on total of service and interest cost components	$ 7,000	(6,000)
Effect on postretirement benefit obligation	101,000	(88,000)

In 2002, the Plan was substantially curtailed. Eligibility was limited to participants who were retired as of July 1, 1996 and active employees age 50 and over in 1996.

In December 2003, the President signed the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) into law. The Act includes the following two new features to Medicare (Medicare Part D) that could affect the measurement of the accumulated postretirement benefit obligation (APBO) and net periodic postretirement benefit cost for the Plan:

-- A subsidy to plan sponsors that is based on 28% of an individual beneficiary's annual prescription drug costs between $250 and $5,000
-- The opportunity for a retiree to obtain a prescription drug benefit under Medicare

During 2004, the Financial Accounting Standards Board (FASB) Staff issued FASB Staff Position (FSP) FAS 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.” The FSP addresses employers’ accounting for the effects of the Act and was effective for the Company in 2004. The accounting for the Act will depend on the Company’s assessment as to whether the prescription drug benefits available under its plan are actuarially equivalent to Medicare Part D, among other factors. Currently, due to the lack of clarifying regulations related to the Act, the Company cannot determine if the benefit it provides would be considered actuarially equivalent to the benefit provided under the Act and, accordingly, the potential impact of applying the FSP is not known.

NOTE 12.	Related Parties

The Company has granted loans to its officers and directors and related borrowers in the normal course of business. Such loans aggregated $6,466,000 and $5,557,000 at December 31, 2004 and 2003, respectively. Included in the 2004 total are loans amounting to $3,537,000 to two of the Company's officers, directors, and related entities which exceed 5% of total shareholders' equity. Included in the 2003 total are loans amounting to $3,080,000 to two of the Company's officers, directors and related entities which exceed 5% of total hareholders' equity. Deposits from officers and directors and related entities were $1,235,000 and $1,454,000 at December 31, 2004 and 2003, respectively.

A summary of loans to directors and executive officers, which in the aggregate exceed $60,000, is as follows:

Balance at January 1, 2004	$4,167,000
New loans	2,203,000
Repayments	(282,000)
Balance at December 31, 2004	$6,088,000

NOTE 13.	Financial Instruments

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statements of financial condition. The contract or notional amounts of those instruments reflect the extent of the Bank's involvement in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial institution for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Unless noted otherwise, the Bank does not require collateral or other security to support financial instruments with credit risk.

The estimated fair values of financial instruments were as follows:

	December 31, 2004		December 31, 2003
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Cash and cash equivalents	$ 8,007,000	8,007,000	15,211,000	15,211,000
Securities available for sale	24,473,000	24,473,000	32,940,000	32,940,000
Securities to be held to maturity	415,000	418,000	480,000	483,000
Other investment securities	1,936,000	1,936,000	1,936,000	1,936,000
Loans held for sale	179,000	179,000	1,061,000	1,072,000
Loans (net of allowance for loan losses)	183,632,000	184,129,000	159,138,000	158,241,000
Accrued interest receivable	1,189,000	1,189,000	1,252,000	1,252,000
Life insurance contracts	3,136,000	3,136,000	3,014,000	3,014,000
Mortgage servicing rights	546,000	741,000	454,000	614,000
Financial liabilities
Deposits	$(189,160,000)	(189,655,000)	(185,712,000)	(186,566,000)
Short-term borrowings	(18,429,000)	(18,429,000)	(14,057,000)	(14,057,000)
Other borrowed funds	(2,500,000)	(2,597,000)	(2,550,000)	(3,027,000)
Accrued interest payable	(146,000)	(146,000)	(128,000)	(128,000)

A summary of the notional amounts of the Bank's financial instruments with off-balance-sheet risk follows:

	2004	2003
Commitments to extend credit	$ 9,401,491	17,486,000
Unadvanced portions of construction loans	1,615,000	10,528,000
Unadvanced commitments on lines of credit	6,730,244	9,764,000
Standby letters of credit	1,197,000	1,230,000
Overdraft protection accounts	3,118,000	2,042,000

Commitments to originate loans are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

NOTE 14.	Stock Compensation Plan

The following table sets forth the status of the plan as of December 31, 2004, 2003 and 2002, and changes during the years then ended:

	Number of	Weighted Average
	Shares	Exercise Price
Balance at December 31, 2001	95,250	$ 8.93
Granted during the year	3,750	10.25
Exercised during the year	(3,036)	8.93
Balance at December 31, 2002	95,964	8.98
Granted during the year	42,450	15.02
Exercised during the year	(5,256)	8.97
Forfeited during the year	(4,500)	8.93
Balance at December 31, 2003	128,658	10.97
Granted during the year	-	-
Exercised during the year	(2,450)	8.93
Balance at December 31, 2004	126,208	$ 11.01

The number and weighted average exercise price of exercisable options was 80,550 and $9.76 at December 31, 2004, 40,272 and $8.95 at December 31, 2003, and 20,778 and $8.93 at December 31, 2002, respectively. There were no option grants in 2004.

The following information applies to options outstanding at December 31, 2004:

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Number of Shares Exercisable
$ 8.93	80,196	6.6	68,063
10.25	3,562	7.8	1,875
15.02	42,450	8.9	10,613
$11.01	126,208	7.4	80,550

NOTE 15. Earnings Per Share

The following tables provide detail for basic earnings per share (EPS) and diluted earnings per share for the years ended December 31, 2004, 2003 and 2002:

For the Year Ended December 31, 2004	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Net income as reported	$2,450,000
Basic EPS: Income available to common shareholders	$2,450,000	1,046,434	$ 2.34
Effect of dilutive securities: incentive stock options		78,083
Diluted EPS: Income available to common shareholders plus assumed conversions	$2,450,000	1,124,517	$ 2.18

For the Year Ended December 31, 2003	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Net income as reported	$2,019,000
Basic EPS: Income available to common shareholders	$2,019,000	1,050,145	$ 1.92
Effect of dilutive securities: incentive stock options		35,965
Diluted EPS: Income available to common shareholders plus assumed conversions	$2,019,000	1,086,110	$ 1.86

For the Year Ended December 31, 2002	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Net income as reported	$1,477,000
Basic EPS: Income available to common shareholders	$1,477,000	1,052,618	$ 1.40
Effect of dilutive securities: incentive stock options		22,762
Diluted EPS: Income available to common shareholders plus assumed conversions	$1,477,000	1,075,380	$ 1.37

All earnings per share calculations have been made using the weighted average number of shares outstanding for each year. All dilutive securities are incentive stock options granted to certain key members of Management. The dilutive number of shares has been calculated using the treasury method, assuming that all granted options were exercisable at each year end.

NOTE 16.	Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material adverse effect on the consolidated financial statements and the Bank's business. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes as of December 31, 2004 that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2004, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual capital amounts and ratios are also presented in the table. No deduction was made from capital for interest-rate risk in 2004 or 2003. The Company's capital amounts and ratios do not differ materially from those of the Bank.

	Actual	For capital adequacy purposes	To be well-capitalized under prompt corrective action provisions
As of December 31, 2004
Tier 2 capital to	$18,830,000	14,090,000	17,613,000
risk-weighted assets	10.70%	8.00%	10.00%
Tier 1 capital to	$16,675,000	7,045,000	10,568,000
risk-weighted assets	9.50%	4.00%	6.00%
Tier 1 capital to	$16,675,000	9,406,000	11,757,000
average assets	7.10%	4.00%	5.00%
As of December 31, 2003
Tier 2 capital to	$16,910,000	12,881,000	16,101,000
risk-weighted assets	10.50%	8.00%	10.00%
Tier 1 capital to	$14,896,000	6,440,000	9,661,000
risk-weighted assets	9.30%	4.00%	6.00%
Tier 1 capital to	$14,896,000	8,760,000	10,950,000
average assets	6.80%	4.00%	5.00%

NOTE 17.	Parent Company Financial Information

The following is summarized statement of financial condition information for FNB Bankshares as of December 31, 2004 and 2003.

As of December 31,	2004	2003
Assets
Cash and cash equivalents	$ 170,000	128,000
Investment in First National Bank of Bar Harbor	17,027,000	15,195,000
	$ 17,197,000	15,323,000
Stockholders' equity
Common stock	$ 839,000	900,000
Additional paid-in capital	456,000	813,000
Retained earnings	15,604,000	14,514,000
Net unrealized gain on securities available for sale	298,000	254,000
Less treasury stock	-	(1,158,000)
	$ 17,197,000	15,323,000

FNB Bankshares had no material income or cash flow activity during 2004, 2003 or 2002 other than the income from investment in First National Bank of Bar Harbor and the capital transactions described in the consolidated statements of changes in stockholders' equity.

First National Bank of Bar Harbor paid dividends to FNB Bankshares amounting to $660,000 in 2004, $490,000 in 2003, and $386,000 in 2002.

NOTE 18. Merger

On August 25, 2004, the Company entered into an agreement to merge into First National Lincoln Corporation (FNLC) of Damariscotta, Maine. The merger of the Company and the Bank into FNLC and its subsidiary, The First National Bank of Damariscotta, was completed on January 14, 2005. Management expects that the products and services available in the FNB Bankshares market area will be enhanced as a result of the combination of the two companies, and this will also provide a larger capacity to lend money and a stronger overall funding base. It is expected that the combined entity will realize cost savings from redundant expenses, such as regulatory fees, audit costs, legal costs, and outsourced costs.

As part of the merger, FNLC issued 2.35 shares of its common stock to the shareholders of the Company in exchange for each of the 1,048,814 shares of the common stock outstanding of the Company. Cash in lieu of fractional shares of FNLC's stock was paid at the rate of $17.87 per share, which was the average high/low price of FNLC's stock for the 30-day period ending January 9, 2005, under terms specified in the Merger Agreement. At the time of the merger, there were outstanding options to purchase 126,208 shares of the Company's common stock under the Company's Stock Option Plan. Of these, options to acquire 40,630 of the Company's shares were converted into options to acquire an aggregate of 95,479 common shares of the FNLC at a purchase price of $3.80 per share. Holders of unexercised options to purchase the Company's shares that were not converted were paid cash to retire their options at the rate of $42.00 for each share subject to the option, less the option exercise price per share. The total amount paid to retire the remaining options was approximately $2.6 million.

The total value of the transaction was $47,961,000, and all of the voting equity interest of the Company was acquired by FNLC in the transaction. FNLC assumed all outstanding liabilities of the Company, including liabilities under certain Employment Continuity Agreements and Split Dollar Agreements with executive officers of the Company. The merger was intended to qualify as a reorganization for federal income tax purposes and provide for a tax-free exchange of shares.

The transaction will be accounted for as a purchase and, accordingly, the operations of the Company will be included in the FNLC’s future consolidated financial statements from the date of acquisition. The purchase price will be allocated to assets acquired and liabilities assumed based on estimates of fair value at the date of acquisition. The excess of purchase price over the fair value of net tangible and intangible assets acquired will be recorded as goodwill, none of which is expected to be deductible for tax purposes. The core deposit intangible will be amortized over its expected economic life, and goodwill is evaluated annually for possible impairment under the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets." The final allocation will be determined upon FNLC's completion of its analysis of the value of assets acquired and liabilities assumed. The estimated fair value of these assets and liabilities to be recorded is shown in the following table:

Cash and cash equivalents	$ 6,963,000
Investments	26,790,000
Loans held for sale	591,000
Loans, net of allowance for loan losses	183,434,000
Accrued interest receivable	1,219,000
Premises and equipment	7,927,000
Other assets	4,205,000
Core deposit intangible	2,834,000
Goodwill	26,005,000
Deposits	(193,014,000)
Borrowed funds	(17,035,000)
Other liabilities	(1,958,000)
$ 47,961,000